TSX: GAM / NYSE: GRS / BSX: GL7
56 Temperance Street, Suite 500
Toronto, Ontario
M5H 3V5, CANADA
Tel: 1 (416) 646-3825
Fax: 1 (416) 646-3828
www.gammongold.com

PRESS RELEASE

Gammon Gold Announces Expanded $100 Million Credit Facility

Toronto, November 5, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): Gammon is pleased to announce that it has signed an expanded line of credit facility of up to US$100 million that will be provided equally by The Bank of Nova Scotia and Société Générale. The facility will mature in 36 months with interest payable at a rate of LIBOR plus a margin of 3.25 to 3.75% .

Under the terms of the new agreement the Company will have access to a US$75 million credit facility that can be increased to US$100 million upon the completion of the Capital Gold merger and associated conditions. There are no operational covenants associated with the facility nor are there any restrictions on the use of proceeds.

The new credit facility will enhance Gammon’s liquidity profile and provide additional financial flexibility to advance the Company’s internal growth strategy as well as leverage the operational and financial synergies that would be targeted through the Capital Gold merger.

“We are pleased to have negotiated an increased revolving line of credit facility with The Bank of Nova Scotia and Société Générale as it demonstrates the confidence our lenders have in our improving operations,” stated René Marion, Chief Executive Officer and President of Gammon Gold. He continued, “This credit facility, combined with our existing cash position and strong operating cash flows, ensures we have the robust financial position required to accelerate the Company’s strategic growth program and, upon the completion of the Capital Gold merger, immediately launch a strategic program to enhance operational efficiencies at the El Chanate mine.

About Gammon Gold
Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property in Chihuahua State achieved commercial production in January 2007. Gammon also owns the suspended El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. Gammon recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus project located north of the Ocampo mine. Gammon also recently signed a definitive agreement to acquire the Los Jarros Project in Chihuahua State. Since 2008, the Company has increased its Mexican land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

Cautionary Statement
Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F/A, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the company's financial position, cash flows, operational efficiencies, cash position, financial synergies from the capital gold merger, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 and 2011 results, operating performance projections for 2010 and 2011, our ability to fully fund our business model internally, 2010 and 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, further improvements to silver recoveries resulting from improvements to the Ocampo mill and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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